SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F     Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4
(Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of January 2006, incorporated by reference herein:
Exhibit
99.1 Release dated 30 January 2006, entitled “REPORT ON ACTIVITIES FOR THE SECOND
QUARTER ENDED 31 DECEMBER 2005”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: January 30, 2006 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Report on activities for the second quarter ended
31 December 2005
DRDGOLD LIMITED
2006 FINANCIAL YEAR
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD
(“DRDGOLD” or “THE COMPANY”)
KEY RESULTS SUMMARY
Quarter
Quarter
%
6 months to
Quarter
Group
Dec 2005
Sep 2005
Change
Dec 2005
Dec 2004
Attributable gold production (*)
Australasian operations
oz
59 140
67 920
(13)
127 060
87 751
kg
1 841               2 113               (13)
3 954
2 731
South African operations
oz
71 407
67 710
5
139 117
59 832
kg
2 221
2 106
5
4 327
1 861
Discontinued operations
oz
-
-
-
-
75 714
kg
-
-
-
-
2 355
Group
oz
130 547
135 630
(4)
266 177
223 297
kg
4 062
4 219
(4)
8 281
6 947
Gold price received
US$/oz
497                  446                  11
472
433
ZAR/kg
104 366
93 559
12
99 083
84 843
* Attributable – Including Emperor Mines Limited (45.33%) and Crown Gold Recoveries (Pty) Limited (100%) as from 1 December 2005 (previously 40%).
Group Results (Unaudited)
• Porgera West Wall recovery on track
• Production improves at Tolukuma; further high grade zones identified
• At Emperor, significant new mineralization on Philip Shaft’s lower levels
• Blyvoor reduces tonnage from high-risk areas; wins top safety award for the eighth time
KEY FEATURES

STOCK
Issued capital
308 086 126 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 341 994 830
Stock traded
JSE ASX NASDAQ FRANKFURT
Avg. volume for the quarter per day (000) 396 12 3 098 90
% of issued stock traded (annualised) 34 1 262 8
Price • High R10.80 A$ 2.16 $1.55 Euro 1.29
• Low R 7.00 A$ 1.70 $1.21 Euro 1.04
• Close R 9.30 A$ 2.08 $1.44 Euro 1.22
SAFETY
With deep regret we record the deaths of two employees, both at Emperor Mines Limited (Emperor), during the quarter under review. Sharveen Prasad and Sireli Mansawa died in separate fall-of-ground related incidents, the causes of which are being investigated by management and the Fijian authorities. Emperor recorded improvements in both its Lost Time Injury Frequency Rate (LTIFR) and Disabling Injury Frequency Rate (DIFR) during the quarter.Tolukuma Gold Mines Limited (Tolukuma) and Porgera maintained satisfactory safety performances.
The South African operations had a fatality-free quarter. However, all three recorded deteriorations in LTIFRs and DIFRs, requiring a re-focus of effort on specific operational safety initiatives.
Blyvooruitzicht Gold Mining Company Limited (Blyvoor) has won the Association of West Rand Mines Inter-Mine Safety
Competiton for the eighth year in succession with an LTIFR for 2005 of 8.579. Its nearest competitor scored 10.676.
PRODUCTION
Group gold production was 4% lower at 130 547 ounces (oz).This reflects a 13% decline in attributable gold production from the Australasian operations to 59 140 oz, due to lower output from both Porgera and Emperor, reasons for which are provided in the operation-by-operation commentaries below. Gold production from the South African operations rose by 5% to 71 407 oz, reflecting an increase in attributable production from East Rand Proprietary Mines Limited (ERPM) and the Crown surface operations of Crown Gold Recoveries (Pty) Limited (CGR) from 40% to 100% for the month of December 2005, following incorporation of CGR into DRDGOLD South Africa Operations (Pty) Limited (DRDSA), 85% owned by DRDGOLD Limited and 15% owned by Khumo Bathong Holdings (Pty) Limited (KBH).
Australasian operations
Quarter
Quarter % 6 mnths to Quarter
Porgera (20% of the joint venture)
Dec 2005
Sep 2005 Change
Dec 2005 Dec 2004
Ore milled t’000 270 281 (4) 551 318
Yield g/t 3.83 4.80           (20) 4.33 5.32
Gold produced oz 33 218 43 395 (23) 76 613 54 417
kg
1 034
1 350
(23)
2 384
1 693
Attributable gold production was 23% lower at 33 218 oz, reflecting a 4% decline in ore milled to 270 000 tonnes (t) and a 20% decline in yield to 3.83 grams per tonne (g/t).
Lower throughput arose mainly from a seven-day power outage, while lower yield was due to less mining from the Stage Four open pit and higher tonnage treated from lower grade stockpiles.Yield is expected to improve with increased mining from the Stage Five open pit.
Good progress has been made on the West Wall cutback. Both tonnage moved and costs were better than planned and the project is currently 25% completed.
On-mine exploration currently involves drilling of the Far North Zone, Romane East and Cubby Zones, Porgera Deep Minex and Stage Six. Some 5 235 metres (m) have been drilled in Stage Six; this component is now 50% complete and results to date are promising.

Quarter
Quarter % 6 mnths to Quarter
Tolukuma
Dec 2005
Sep 2005
Change
Dec 2005 Dec 2004
Ore milled t’000 54 47 15 101 55
Yield g/t 9.52              9.40                1               9.47 10.85
Gold produced
oz
16 524 14 199 16 30 723 19 183
kg
514                442
16                 956 597
Gold production increased by 16% to 16 524 oz, reflecting a 15% improvement in ore milled to 54 000 t and a 1% increase in yield to 9.52 g/t. Higher throughput and yield have resulted from better control of underground water through improved pumping efficiencies, a focus on development leading to increased mining face available, and a reduction in lower grade tonnage sourced from old gold areas.
Quarter
Quarter % 6 mnths to Quarter
Emperor (45.33% aattributable)
Dec 2005
Sep 2005
Change
Dec 2005 Dec 2004
Ore milled t’000 50 54 (7) 104 67
Yield g/t 5.86 5.94             (1) 5.90            6.58
Gold produced
oz
9 398
10 326 (9)
19 724
14 151
kg
293                321 (9)
614
441
Gold production was 9% lower at 9 398 oz due to a 7% decrease in ore milled to 50 000 t.Yield, was 1% lower at 5.86 g/t.
At the Emperor decline section, tonnage matched that of the previous quarter but yield was lower than expected. Increased development is expected to improve the future yield profile. At the Smith Shaft section, major fall of ground and deteriorating ground conditions were experienced in the high grade 1700 MNE area and major dyke intersected in the 2123 MAT long walls. Consequently, stoping in both areas has been suspended and for the next six months will be limited to the MNE 17 level area.
At the R1/Cayzer section, tonnage improved but yield was lower due to fewer tonnes mined from the high grade Kava footwall area. In the March quarter de-watering of the 17 and 18 levels will be expedited in order to develop and mine high grade resources in the Caldera area. At the Philip Shaft section, development and holing of the 1800 Prince decline has been prioritised, in order both to improve environmental conditions and facilitate high-speed development of the Prince area for future production.This and other essential measures to improve infrastructure – in particular, hot water pumping, tramming and hoisting controls and maintenance facilities - contributed to lower production.
The Me Caka (Do It) Process to improve worker morale continued during the quarter. Absenteeism declined further, from 10% to 7%.
South African operations
Quarter
Quarter % 6 mnths to Quarter
Blyvoor
Dec 2005
Sep 2005 Change Dec 2005 Dec 2004
Area mined m
2
000 33 35              (6) 68 32
Development m 579 729            (21) 1 308 258
Face length m 1 193 1 228 (3) 1 210 1 268
Stoping width cm 106 109 3 107 107
Ore milled
Underground t’000 152                173 (12) 325 129
Surface t’000 914                873               5 1 787 768
Total t’000 1 066 1 046 2 2 112 897
Yield
Underground g/t 6.18              6.23 (1) 6.20 7.49
Surface g/t 0.32              0.33 (3) 0.32 0.27
Total g/t 1.15              1.30 (12) 1.23 1.31

Gold produced
Underground oz 30 190 34 626 (13) 64 816 31 057
kg 939 1 077 (13) 2 016 966
Surface oz 9 292 9 196 1 18 488 6 623
kg 289                286               1                 575 206
Total oz 39 482 43 822 (10) 83 304 37 680
kg
1 228 1 363 (10) 2 591
1 172
A 10% decline in total gold production to 39 482 oz reflected a 13% decline in underground gold production to 30 190 oz.
Surface gold production rose by 1% to 9 292 oz.
Lower underground gold production resulted both from a 12% decline in underground ore milled to 152 000 t and a 1%
decline in underground yield to 6.18 g/t.This arose from a planned reduction in mining from the high-grade B5A area in the interests of employee safety, following increased levels of seismicity related to geological features.
In terms of a new mine plan, which shall be reported on in more detail at the time of the release of the company’s full interim results on 23 February, mining will be increased from the No 4 Shaft and lower- grade 6 Shaft areas, starting during the March 2006 quarter. Overall underground production is scheduled to increase to 70 000 t per month by the September 2006 quarter.
Crown
Quarter
Quarter % 6 mnths to Quarter
100% attributable from 1 Dec 2005
Dec 2005
Sep 2005 Change Dec 2005 Dec 2004
(Previously 40%)
Ore milled t’000 1 255 894 40 2 149 894
Yield g/t 0.41              0.43 (4) 0.42 0.40
Gold produced oz 16 635 12 288 35 28 923 11 613
kg
517 382             35
899             361
Crown’s results for the quarter under review are not directly comparable with those of the previous quarter, owing to the re-
absorption of its holding company, CGR, into DRDSA as a wholly owned subsidiary with effect from 1 December, 2005. For the months of October and November 2005, Crown results were 40% attributable to DRDGOLD, and for December 2005, 100%.
While attributable gold production was 35% higher at 16 635 oz, gold production for the operation as a whole was 8% lower at 28 164 oz, reflecting a 6% decline in throughput to 2 103 000 t.Yield was virtually unchanged. A thickener breakdown at the Knights plant and, in particular, the failure of pipelines into and from the Crown plant contributed to lower throughput.The thickener was repaired during the quarter and the pipeline maintenance programme revised.
Two mills in the process of being installed at the Knights plant are scheduled for commissioning during the June quarter.
A non-binding letter of intent has been concluded with AngloGold Ashanti for the acquisition of the Top Star dump in Selby, Johannesburg and a public participation process initiated pursuant to securing the necessary regulatory permissions for recovery operations to begin.The dump is estimated to contain 5.1 million t of material at an average grade of 0.780 g/t.
ERPM
Quarter
Quarter % 6 mnths to Quarter
100% attributable from 1 Dec 2005
Dec 2005
Sep 2005 Change Dec 2005 Dec 2004
(Previously 40%)
Area mined m
2
# 000 16 18             (11) 34 16
Development # m 413 336 23 749 108
Face length # m 723 698 4 710 683
Stoping width # cm 132 133 1 133 133
Ore milled
Underground                                 t’000 42 34 24 76 35
Surface t’000 381               206 85                587 210
Total t’000 423               240 76                663 245
Yield
Underground g/t 7.81             7.88 (1) 7.88 7.27

Surface g/t 0.39              0.43 (9) 0.41 0.36
Total g/t 1.13              1.50 (25) 1.26 1.34
Gold produced
Underground oz 10 545 8 719 22 19 264 8 032
kg 328                271 22                 599 250
Surface oz 4 745 2 881 65 7 626 2 507
kg 148                 90 65 238 78
Total oz 15 290 11 600 32 26 890 10 539
kg 476               361 32                 837 328
# Represents total operation
ERPM’s results for the quarter under review are not directly comparable with those of the previous quarter, owing to the re-absorption of its holding company, CGR, into DRDSA as a wholly owned subsidiary with effect from 1 December, 2005. For the months of October and November 2005, ERPM results were 40% attributable to DRDGOLD, and for December 2005, 100%.
While total gold production attributable to DRDGOLD was 32% higher at 15 290 oz, total gold production from the operation was 9% lower at 26 460 oz. Attributable underground gold production was 22% higher at 10 545 oz but 15% lower for the underground operation as a whole at 18 551 oz. Attributable surface gold production was 65% higher at 4 745 oz and 10% higher for the surface operation as a whole at 7 909 oz.
Attributable ore milled from underground was 24% higher at 42 000 t, but 17% lower for the underground operation as a whole at 71 000 t due to a number of events during the quarter that collectively accounted for the loss of 20 production shifts:
• two main vent fans failed at the Far East Vertical (FEV) shaft.These have been repaired.
• a section of the FEV decline excavation collapsed during the current refurbishment project.The project, nevertheless, is on track for completion during the March quarter.
•
a pump failure on 68 level resulted in flooding that blocked ventilation flow. A two-year pumping upgrade project, currently in Phase 1, is expected to obviate such mishaps in future.
• there was industrial action resulting both from wage negotiations and Cosatu’s stayaway call.
• the Christmas break extended from 23 December to 2 January. Five production shifts lost during this period, however, were worked in during the September quarter.
Underground yield for the operation as a whole was 3% higher at 8.13 g/t, reflecting higher grade stoping established on the other side of geological discontinuities successfully negotiated during the previous quarter, as well as less waste dilution.
Attributable surface ore milled was 85% higher at 381 000 t and 21% higher for the surface operation as a whole at 625 000 t. This arose from improved plant availability resulting from equipment upgrades and improved maintenance procedures.
Discontinued operations
North West
Quarter
Quarter % 6 mnths to Quarter
(Hartebeestfontein and Buffelsfontein mines)
Dec 2005
Sep 2005 Change Dec 2005
Dec 2004
Area mined m
2
000 -                    - -                     - 81
Development m -                    - -                     - 10 442
Face length m - - - - 2 871
Stoping width cm - - - - 121
Ore milled
Underground t’000 -                    - -                     - 344
Surface t’000 -                    - -                     - 394
Total t’000 -                    - -                     - 738
Yield
Underground g/t -                    - -                     - 5.87
Surface g/t -                    - -                     - 0.85
Total g/t -                    - -                     - 3.19
Gold produced
Underground oz -                    - -                     - 64 944
kg -                    - -                     - 2 020
Surface oz -                    - -                     - 10 770

kg -                 - -                - 335
Total oz -                 - -                - 75 714
kg
-                 - -                -
2
355
EXPLORATION: TOLUKUMA
As part of a comprehensive regional appraisal of the company’s exploration tenements, a review has also been conducted of the mine-based exploration within the mining lease. This review identified numerous drill targets within the immediate mine area based on structural connectivity, alteration and vein paragenesis. Six of these targets have been tested from surface at shallow depth and the presence of target structures has been confirmed, however, economic intersections have only been encountered in the Gufinis Vein . Most targets still await to be tested by underground drilling, particularly the highest ranked targets on the Tolukuma,Tolimi and Gulbadi (Deeps) Veins. Preliminary drilling of these structures has been followed up by sampling of most of the known veins within the mine area to analyse the vein characterisation at different elevations within the epithermal system at Tolukuma. This will be followed by further drilling of specific targets determined from improved knowledge of the controls to mineralisation.

Exploration in the coming period will focus on the high grade Gulbadi Red anomaly situated approximately 250m south of current workings and which remains open to the south. The envelope of mineralisation is currently defined by six drill intersections over a strike length of approximately 150m.Values up to 57.2g/t over a width of 2.9m have been intersected in underground drill holes. This target is prospective as it is consistent with the projected southerly plunge of the mineralisation of the veins currently being mined. The orientation of this structure, when related to the sinistral movement of the Tolukuma fault, is considered favourable for a zone of significant dilation. Other factors which support the southern end of the fault being prospective are the results of studies on fluid inclusion and fluid flow modelling.

A further target to be drill tested in the quarter is a footwall splay to the south which parallels the Banana Vein and from which trench sampling has intersected good grades.This structure will be tested by several drill holes. Recent surface reconnaissance work has identified several other potentially mineralised structures to the north of the Banana Vein but west of the Tolukuma Fault which opens up the potential in the Davidson Volcanics west of the current mine workings. Further work and drilling is planned.

Further, exploration emphasis is being given to surface work on the southern extension of the Tolukuma fault between Gulbadi Red and towards the Kunda prospect. It is planned that this area will be extensively trenched mapped and augur sampled, to locate the numerous veins in the region. This exploration will further define the structural architecture of the southern portion of the Tolukuma fault and help in defining drill targets.

Another target area for additional exploration work in the near future is the Kunda prospect, approximately 1km south of the current southerly extent of the underground workings, where in the past there has been limited trenching and drilling. This work has partially defined the southerly extent of the Tolukuma vein and has intersected some very encouraging grades over a 300m strike length. This area is also considered highly prospective for the addition of a significant new resource.
Surface Drilling
Gufinis and Tolukuma North: Two holes were completed at Gufinis and Tolukuma North area with both holes intersecting the Gufinis and Tolukuma structures. All holes drilled at this target have intersected this structure with grade; Gulbadi Far North intersections: These holes were drilled to test the lateral and down dip extension of a previous intersections. Results confirm there is mineralisation present;
Banana Creek: Two holes were drilled to test the down dip extension of the Banana Vein. One hole was terminated short of target and the other returned assays of <1g/t;
Zine Gulbadi Corridor South: Four shallow holes were completed in the period.The presence of the Zine structure was confirmed close to surface with no significant results; and
Zine South: Geochemical data from underground samples suggest that the 1,500m RL appears to be the top boundary of a possible ore zone. Surface mapping and sampling of outcropping structures and additional trenching is on-going in this area to identify targets to be drilled.
Underground Drilling
LMA 90: The LMA90 completed drilling of 695.1m, testing structures to the east of the current underground workings. Only one result returned values of interest, with 3m at 4.32g/t Au on the Zine structure. Access to the LMA90 drill platforms was limited during the quarter.

Diamond Drilling Summary
During this quarter a total of 4,936.5m were drilled from 26 drill holes compared to 4,778.5m from 29 drill holes in the last quarter. A total of 194 half-drill core samples were analysed at the Tolukuma laboratory, compared to 770 in the last quarter.
PNG: Regional Programme
The company maintains eleven Exploration Licences (“EL”) covering 9,114km
2
. Seven tenements are granted, namely
EL’s 683, 1297, 1379, 1284, 1271, 1352 and 1366 with four tenements, EL 580, 894, 1264 and 1327 awaiting renewal.
At the end of July 2005, work started on the Company’s PNG Regional Exploration Program, utilising the services of Brisbane based consulting company, Mining Associates (“MA”). The work is three fold:
•
To set-up a Regional Exploration office in Port Moresby, with all the regional exploration data from the mine. From this office, all regional exploration, direction, support and advice is to be given by MA and seconded mine staff;
•
MA providing specialist technical expertise to synthesis existing work, develop it further, and to prioritise and rank targets. Work includes assembling high quality “industry standard” data packages and the setting up and development of exploration work programs with associated budgets; and
•
To set in place exploration and management systems and procedures, and provide training and development to local staff towards attaining a sustainable exploration base and team.
The outcome of this work programme will be identification and prioritisation of prospects and targets and the establishment of the company’s significant exploration programme going forward. This programme may be undertaken both directly by the company and in partnership with suitable joint venture partners.
The initial phase of work was the setting-up of the Regional Exploration office, following cataloguing and filing of information at mine site, it was moved to Port Moresby. Suitable infrastructure (office facilities, computers and software) has been established, allowing the new office to run independently of the mine site exploration office. Review work started on the Central Tenements, which is near completion, whilst the North East Tenements review is still ongoing.
Interpretative work for the review is also utilising recent remote sensing images and improved understanding of deposit systems since the 80’s to re-evaluate and better develop the prospects. Approximately 20 valid prospects at varying stages of exploration testing have been identified, of which, several are considered very significant. Reconnaissance work was undertaken during the quarter over the Kalaepe/Kone Prospect area in EL 1284 and also the Ipi River Prospect in EL 1352 to provide geological confirmation and information for extensive field work in the coming quarters.
The aim in the next quarter is to complete the review by further up grading of prospects and to comprehensively rank prospects based on current evaluations. Detailed data packages are to be completed including recommendations for prioritised and targeted field programmes.
Australia: Daylesford
The current status of the Daylesford Tenements, in Victoria, is that the Renewal application is in process for EL3431, and a mining lease application, ML5453, within EL3431 has been applied for.
The application for MLA5453 has been advertised locally, as part of the application.
EXPLORATION: EMPEROR
During the quarter, a number of significant drill intersections were made at Decline, Smith and Philip. A new zone of potential high grade shatter material was also identified at Philip.
Decline drilling focused on orebodies adjacent to current mining areas. No drilling testing of 166N was undertaken as footwall development is in progress. Infill drilling on 166N, thereafter, is expected to produce encouraging results down-dip from current workings. Most drill holes tested the 370/Vunivalu dyke swarm as infill holes following up on previous intersections and sampling.
Some encouraging values were intersected as shown below:
Hole Id
From (m)
To (m)
Width (m)
Grade (g/t)
Structure
EU-10-388 11.65
13.40
1.64
35.28
370/V-Valu FW DK #2
EU-12-217 10.41 12.26 1.41 9.01 370/V-Valu DK #1

At Smith, three holes targeting Matanagata flatmake and its hanging wall splits intersected significant grades in the Matanagata North East area:
Hole Id
From (m)
To (m)
Width (m)
Grade (g/t)
Structure
EU-17-397
22.35 24.05
1.29 17.95 MNE FM
34.95 35.10 0.13 59.75
HW SPLIT
EU-15-141
18.92 20.02 0.66 11.74
MAT FM
EU-17-394 27.82 28.70 0.39 15.47 MNE FM
At Philip, excellent results bolstered the previously identified 15L Prince William Bonanza Telluride Pocket. Recent intersections include PU-14-073A with 0.37m at 117.3 g/t and PU-14-076 with 0.27m at 26.41g/t. Both intersections include visible telluride mineralisation. Elsewhere at Philip, drilling on 14L Prince William HWS / 1500Split also intersected high grade values with visible telluride. Here, PU-13-162 intersected 0.33m at 26.2g/t with minor visible telluride. Another recent hole intersected strong flatmake mineralisation. Results are pending.
Hole Id
From (m)
To (m)
Width (m)
Grade (g/t)
Structure
PU-14-073A
46.84 47.30 0.37
117.30 PW
PU-14-076 54.81 55.23 0.27
26.40 PW
PU-13-162 25.31 25.75 0.33 26.00 PW 1500 SPLIT
Significant potential for new mineralisation was identified in the footwall of the Prince William flatmake, previously interpreted as a structure that terminates the Vatukoula gold mineralisation. Recent work shows that strong mineralisation continues into the footwall of Prince William structure and has been identified along the 16L Footwall Access. Here, a number of previously mined structures were neglected despite significant face channel sample results which include:
2.50m @ 31.84 g/t – Mara
0.70m @ 64.26 g/t – Prince William FW
1.15m @ 20.33 g/t – 4890 Dyke
1.60m @ 487.5 g/t – Prince William / 4890 Intersection
The highest priority target at Philip currently is the Brewster 4-Ways target where recent interpretation shows a structural convergence point where four known mineralised structures (Prince-Dolphin, Prince William, 260E and Brewster Fault Zone) all intersect. Nearby intersections (shown below) in conjunction with the recent fluid flow model indicate good potential for a large high-grade mineralised shatter zone.
Hole Id
From (m)
To (m)
Width (m)
Grade (g/t)
Structure
MA-508
708.90
710.70
1.74
52.55
Dolphin
MA-708
698.10
698.67
0.53
217.00
Prince
MA-522
766.42
766.52
0.09
52.55
PW
8
MARK WELLESLEY-WOOD
Chief Executive Officer
30 January 2006

INVESTOR RELATIONS
AT 31 DECEMBER 2005
DIRECTORS
(* British) (** Australian) (*** American)
Executives:
Independent non-executives:
MM Wellesley-Wood (Chief Executive Officer) *
D Blackmur **
JWC Sayers (Chief Financial Officer)
GC Campbell * (Non-Executive Chairman)
RP Hume
Non-executives
Group Company Secretary:
J Turk ***
TJ Gwebu
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 482-4641 • e-mail: ilja.graulich@za.drdgold.com
• website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg • PO Box 390, Maraisburg, 1700, South Africa
DRDGOLD LIMITED